

Mail Stop 3233

June 26, 2018

<u>Via Email</u>
Mr. Robert O. Stephenson
Chief Financial Officer
Omega Healthcare Investors, Inc.
3030 International Circle, Suite 200
Hunt Valley, MD 21030

> **Re: Omega Healthcare Investors, Inc.
> OHI Healthcare Properties Limited Partnership
> Form 10-K for the Fiscal Year Ended December 31, 2017
> Filed February 23, 2018
> Form 10-Q for the Quarterly Period Ended March 31, 2018
> Filed May 10, 2018
> File Nos. 1-11316 and 333-203447-11**

Dear Mr. Stephenson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to the Consolidated Financial Statements

Note 5 – Other Investments

1.   We note that Orianna Health Systems ("Orianna") commenced voluntary Chapter 11 proceedings in March 2018 and that you have total other investment notes outstanding of approximately $39.7M with Orianna. Please tell us in detail how you determined whether or not there was any impairment of your other investments outstanding with Orianna. Please cite the applicable accounting guidance in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at (202) 551-3395 or me at (202) 551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief
Office of Real Estate and
Commodities